Exhibit 99.1

BGIN BLOCKCHAIN LIMITED Announces Favorable Decision in Intellectual Property Dispute

WIPO Panel Orders Transfer of Disputed Domain Name Based on BGIN’s Registered Trademarks

SINGAPORE, March 26, 2026 (GLOBE NEWSWIRE) -- BGIN BLOCKCHAIN LIMITED (“BGIN” or the “Company”; NASDAQ: BGIN), a digital asset technology company with proprietary cryptocurrency mining technologies and a manufacturer of cryptocurrency mining hardware, today announced a favorable result in an intellectual property dispute concerning unauthorized use of its ICERIVER® trademark.

On March 4, 2026, a panel appointed by the World Intellectual Property Organization (WIPO) Arbitration and Mediation Center decided in favor of BGIN Trading Limited and BGIN EU Limited (BGIN’s subsidiaries) in a case against Michal Beno (the “Respondent”). The full decision is available on the WIPO webpage under case no. DEU2025-0038 at https://www.wipo.int/amc/en/domains/decisionsx/index-cctld.html.

The WIPO panel ordered the transfer of the disputed domain name <iceriver.eu> from the Respondent to BGIN EU Limited. The panel found that the Respondent registered the domain name and activated the associated website targeting the ICERIVER brand of BGIN in an attempt to, among other things, impersonate BGIN, create confusion among Internet users as to the affiliation with BGIN, confuse and attract BGIN customers, and sell BGIN’s products for commercial gain.

The Respondent’s domain name and associated website falsely claimed to be “the official European distributor of ICERIVER ASIC Miners” and “the only official distributor for factory ICERIVER in EUROPE,” despite having no authorized relationship with BGIN.

The domain name transfer will be implemented by a major European domain registry for Internet domain names.

BGIN designs and manufactures mining machines under its ICERIVER brand, which has established significant market recognition since the brand’s launch in early 2023. BGIN will continue to advance brand protection, intellectual property management, and official channel governance across global markets in support of orderly market practices and user protection.

The Company reminds customers and partners to refer to BGIN’s official communications and authorized channels for accurate information.

About BGIN BLOCKCHAIN LIMITED

BGIN BLOCKCHAIN LIMITED (NASDAQ: BGIN) is a digital asset technology company with proprietary cryptocurrency-mining technologies that leverages its experience in designing ASIC chips and mining machines to penetrate new cryptocurrency opportunities and execute on a long-term strategic focus on self-mining. BGIN’s mission is to make crypto mining accessible to all by developing innovative products tailored to various market needs, from beginners to large-scale industrial miners. BGIN designs and manufactures mining machines under its ICERIVER brand, providing customers with operational flexibility through advanced mining infrastructure and hosting services.

For more information, please visit: www.bgin.com or www.iceriver.io.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” “target,” “project,” “potential,” “seek,” “may,” “should,” “could,” “would,” and similar expressions or the negative thereof. Statements that are not historical facts, including but not limited to statements regarding the implementation of the domain name transfer, the Company’s brand protection efforts, intellectual property management, official channel governance across global markets, and the Company’s strategic plans and objectives, are forward-looking statements. Although BGIN believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and BGIN cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results set forth in BGIN’s filings with the U.S. Securities and Exchange Commission (the “SEC”). Additional factors are discussed in BGIN’s filings with the SEC, which are available for review at www.sec.gov. All information provided in this press release is as of the date of this press release, and BGIN does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

BGIN BLOCKCHAIN LIMITED

Investor Relations

ir@bgin.com

Robin Yang

BGIN.IR@icrinc.com

Media Relations

pr@bgin.com

Brad Burgess

BGIN.PR@icrinc.com